

Mail Stop 3561

December 22, 2016

Elizabeth W. Reese
Chief Financial Officer
Southern Company Gas
Ten Peachtree Place NE
Atlanta, Georgia 30309

      Re: **Southern Company Gas**
               Form 10-K for the Fiscal Year Ended December 31, 2015
               Filed February 11, 2016
               Form 10-Q for the Quarterly Period Ended September 30, 2016
               Filed November 4, 2016
               File No. 1-14174

Dear Ms. Reese:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Note 9 - Debt and Credit Facilities, page 83

1. We note your disclosure indicating that debt securities issued through your wholly-owned finance subsidiary AGL Capital are fully and unconditionally guaranteed by the Company. Please revise to clarify whether this wholly owned finance subsidiary is 100% owned. Refer to the guidance outlined in Rule 3-10(b)(4) of Regulation S-X.

Form 10-Q for the Quarterly Period Ended September 30, 2016

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Combined Operating Results, page 13

2. The presentation of your predecessor and successor periods on a combined basis for the
    year- to-date period ended September 30, 2016 does not appear to be appropriate due to
    the change in basis in the underlying financial statements. Please revise your current
    presentation and discussion of results of operations here and throughout your filing to
    separately present the predecessor and successor periods with a clear delineation and
    explanation of the differences between the two periods. You may wish to consider
    whether such disclosure should be supplemented by pro forma financial information
    presented in a format consistent with Article 11 of Regulation S-X. Such information,
    including any discussion on a pro forma basis, should only be provided on a
    supplemental basis to the stand-alone discussion of the GAAP operating results for the
    successor and predecessor periods.

Combined Operating Results, page 13

3. On page 14, you present what appears to be a non-GAAP income statement to reconcile
    your non-GAAP measures operating margin and EBIT. Please revise your presentation
    to reconcile your non-GAAP measures without providing what appears to be a full
    income statement. See Question 102.10 of the updated Non-GAAP Compliance and
    Disclosure Interpretations issued on May 17, 2016.

4. Please revise to begin your reconciliations with GAAP results rather than non-GAAP
    results. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure
    Interpretations issued on May 17, 2016.

5. We note that you present a non-GAAP measure entitled "operating margin," which
    appears similar to the term used in US GAAP, "gross margin." Please tell us how your
    presentation complies with Item 10(e)(1)(ii)(E) of Regulation S-K, which prohibits using
    titles for non-GAAP measures that are the same as, or confusingly similar to, titles or
    descriptions used for GAAP financial measures.

Segment Information, page 17

6. We note that the segment measure of profitability reported in your financial statements
    pursuant to ASC 280 is segment EBIT. In this section, you present non-GAAP
    "operating margin" by segment. Please refer to the guidance in Question 104.03 of the

Compliance and Disclosure Interpretations on Non-GAAP Financial Measures revised May 17, 2016 and revise to comply with Item 10(e)(1) of Regulation S- K for all of your non-GAAP measures, including "operating margin" by segment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Elizabeth Sellars, Staff Accountant at (202) 551-3348, or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jim Allegretto for

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products